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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 5)<F*>

                            Illini Corporation
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                              (Name of Issuer)


                               Common Stock
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                       (Title of Class of Securities)


                                451773105
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                               (CUSIP Number)

                      Dale A. Schempp, Noll Law Office
           802 South Second Street, Springfield, Illinois  62704
                              (217) 544-8441
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             January 15, 1999
       -------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                        SCHEDULE 13D


CUSIP No. 451773105                     Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Ida R. Noll

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>       (a) []
                                                                (b) []

3    SEC USE ONLY


4    SOURCE OF FUNDS<F*>

     PF/OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America


                  7    SOLE VOTING POWER

 NUMBER OF             44,863
   SHARES
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                       44,863

                  10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     44,863

12   CHECK BOX IF THE AGGREGATE AMONT IN ROW (11) EXCLUDES CERTAIN
     SHARES<F*>                                             []

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0039%

14   TYPE OF REPORTING PERSON<F*>

     IN


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ITEM 4.  PURPOSE OF TRANSACTION.

     Except as described in the second and third paragraphs of this
Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any change in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (viii) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

     On July 27, 1998, the Reporting Person filed a complaint, No. 98-MR-0226 (the "Complaint"), in the Circuit Court for the Seventh Judicial Circuit, Sangamon County, Illinois, against the Company, Thomas
A. Black, Ronald E. Cramer, Lawrence B. Curtin, Kenneth Deverman, William N. Etherton, William B. McCubbin, Burnard K. McHone, Robert F. Olson, John H. Pickrell, N. Ronald Thunman and Perry Williams, in their capacities as directors of the Company and individually. The Complaint was amended on October 19, 1998 and January 15, 1999. In the Complaint, the Reporting Person alleges, inter alia, that, in adopting the First Amendment, made as of July 1, 1998, to the Company's Shareholder Rights Plan dated June 20, 1997, each of the individual defendants violated their respective fiduciary duties to the Reporting Person, committed actual fraud on the Reporting Person and committed acts of civil conspiracy against the Reporting Person.

     Further, on September 15, 1998, the Reporting Person advised the Company that she desires to have her name placed in nomination for election to the Board of Directors of the Company. The Reporting Person is in the process of preparing the appropriate materials for submission to the Company to effect such nomination.

     The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.


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                        SCHEDULE 13D

CUSIP NO. 451773105

                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              January 28, 1999
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                                   (Date)



                              /s/ Ida R. Noll
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                              Ida R. Noll



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